Charles J. Bair

(858) 550-6142

cbair@cooley.com

November 6, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Trius Therapeutics, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Trius Therapeutics, Inc. (the “Company”), we transmit for filing with the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

In connection with this Registration Statement, the Company has paid by wire transfer to the Commission a filing fee in the amount of $4,812.75.

If you have any questions regarding this filing, please contact Ethan E. Christensen or the undersigned at (858) 550-6000.

Sincerely,

Cooley Godward Kronish LLP

/s/ Charles J. Bair
Charles J. Bair

Enclosure

cc:    M. Wainwright Fishburn

Ethan E. Christensen

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM